Zodiac Exploration Inc.

TSX VENTURE: ZEX

February 13, 2012

Zodiac Updates Status of 1-10 Well Completion

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE: ZEX) announced today that the Company has completed a 10 stage horizontal stimulation in the Upper Kreyenhagen formation in its 1-10 well in Kings County, California

The 1-10 horizontal well was stimulated using a water based gelled fluid with a multi stage completion system (ball drop system, 10 stages).  The Company is continuing to flow test the 1-10 well and will shortly follow up with a build up phase.

Despite surface and down hole equipment limitations during the stimulation and testing phases, the well flowed at a total fluid rate of 1780 barrels per day to 260 barrels per day from January 7th to January 24th, 2012.  These rates included 126 barrels per day to 60 barrels per day of 29 degree API oil, respectively.

The preliminary analysis of the flowing pressures and data from a brief shut in period indicated possible damage to the hydraulic fractures and reservoir. The damage could have resulted from the completion fluid (gel filter cake) or downhole obstruction generated by the inability to restrict the flow rate during the initial cleanup phase.  The Company and its partners then elected to clean up the well with a foamed acid treatment.

The well was subsequently opened to flow with oil production averaging 50 barrels of oil per day over the first 72 hours at a wellhead flowing pressure of 1150 psi through a 20/64” choke. The Company is encouraged by the higher wellhead pressures and stabilized flow rates will be released once the testing operation is concluded.

Murray Rodgers, President and CEO commented, "This type of deep high pressure and high temperature operation is new to California. Limitations of the surface and downhole equipment available to us, and the downtime caused by failure of key pumping units during the critical phase of the operation, has, in our view, limited our ability to achieve optimal flow rates. Nevertheless, we are very encouraged by this result in light of the fact that new, high resolution geological analysis provides further confirmation that this siltstone zone has excellent reservoir characteristics that include very high quartz content, low clay content, high brittleness, and pervasive oil charged natural fractures. These data support our view that several similar zones in the Kreyenhagen formation are highly prospective.

It is significant that the 1-10 well produced flowing oil from this zone where it is not located on a defined geological structure, and as a result, we have clearly demonstrated that the Upper Kreyenhagen is a major regional resource play in this part of the San Joaquin Basin. Our geological mapping indicates we have only tested the updip edge of the play, which has increased thickness, thermal maturity, and pressures to the south on our lands.

While demonstrating that a horizontal well can be successfully drilled and completed at depths below 14,000 feet in the San Joaquin Basin, we have tested a zone where we recorded high initial wellhead and reservoir pressures, high fluid recoveries, and flowing oil rates.  We have now gained important insights into future wellbore and completion designs which we expect will translate directly to improved cost and well performance as the project evolves.

Of further importance, our ongoing geological and geochemical analysis has confirmed the presence of five separate oil source/reservoir intervals on our acreage, including the Upper Kreyenhagen formation. Each of these intervals represents a major resource play.

The "science" phase of our program has clearly demonstrated the presence of significant producible light oil resources on our acreage. We have an enviable acreage position which is unique in California, with approximately 90,000 net acres including large, contiguous lease blocks. This allows us the flexibility to attract the right partner or partners to help prove up the acreage in a manner that is most accretive to our shareholders".

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", “confirms”, "continuous", "estimate", "expect", "may", "plan", "project", "should", "will", or similar words suggesting future outcomes. In particular, this press release contains forward-looking statements pertaining to: the length of the cleanup period following the nitrogen based acid treatment on the 1-10 well and the potential of new resource plays on the Company’s California acreage.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: the timing and costs of drilling and completion expenditures; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

Data in respect of the 1-10 well test results should be considered preliminary at this time.  Test results for the 1-10 well are not necessarily indicative of long-term performance or of ultimate recovery.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact

Zodiac Exploration Inc.	Zodiac Exploration Inc.
Randy Neely	Murray Rodgers
Chief Financial Officer	President & CEO
(403) 444-7848	(403) 444-7844

www.zodiacexploration.ca